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                                                                 Exhibit 99(b)

                         Entergy Gulf States, Inc.
             Computation of Ratios of Earnings to Fixed Charges and
       Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

                                                                         Twelve Months Ended             September 30,
                                                               1996     1997     1998     1999     2000      2001
Fixed charges, as defined:
  Total Interest charges                                     $193,890 $180,073 $178,220 $153,034  $158,949 $175,749
  Interest applicable to rentals                               14,887   15,747   16,927   16,451    18,307   19,258
                                                             ------------------------------------------------------
Total fixed charges, as defined                               208,777  195,820  195,147  169,485   177,256 $195,007

Preferred dividends, as defined (a)                            48,690   30,028   32,031   29,355    15,742    7,897
                                                             ------------------------------------------------------

Combined fixed charges and preferred dividends, as defined   $257,467 $225,848 $227,178 $198,840  $192,998 $202,904
                                                             ======================================================
Earnings as defined:

Income (loss) from continuing operations before
extraordinary items and
  the cumulative effect of accounting changes                 ($3,887) $59,976  $46,393 $125,000  $180,343 $174,227
  Add:
    Income Taxes                                              102,091   22,402   31,773   75,165   103,603   96,373
    Fixed charges as above                                    208,777  195,820  195,147  169,485   177,256  195,007
                                                             ------------------------------------------------------

Total earnings, as defined (b)                               $306,981 $278,198 $273,313 $369,650  $461,202 $465,607
                                                             ======================================================

Ratio of earnings to fixed charges, as defined                   1.47     1.42     1.40     2.18      2.60     2.39
                                                             ======================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.19     1.23     1.20     1.86      2.39     2.29
                                                             ======================================================

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the year ended December 31, 1994, for GSU were not adequate to cover fixed charges combined fixed charges and preferred dividends by $144.8 million and $197.1 million, respectively.

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